UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________
AMENDMENT NO. 3
TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
___________________________________________
SILA REALTY TRUST, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
146280508
(CUSIP Number of Class of Securities)
Michael A. Seton
President and Chief Executive Officer
Sila Realty Trust, Inc.
1001 Water Street, Suite 800
Tampa, Florida 33602
813-287-0101
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Michael M. Mills, Jr.
Holland & Knight LLP
100 North Tampa Street
Suite 4100
Tampa, Florida 33602
(813) 227-6324
___________________________________________
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by Sila Realty Trust, Inc., a Maryland corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on June 13, 2024 (together with any amendments or supplements thereto, including this Amendment, the “Schedule TO”), which relates to the offer by the Company to purchase for cash up to $50 million in value of shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a price specified by the tendering stockholders of not greater than $24.00 nor less than $22.60 per Share, net to the seller in cash, less any applicable withholding taxes and without interest.
The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 13, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal and Important Instructions and Information, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).
This Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.
Items 1 through 11.
The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:
Summary Term Sheet
The following text is inserted after the third sentence of the second paragraph of the Summary Term Sheet under the subsection “What is the effect of the Offer?”:
“In addition, there is a risk that tenders by other stockholders could potentially result in non-tendering or other stockholders losing custody of their Shares due to the Company’s ownership restrictions set forth in its charter. See Summary Term Sheet – What if purchasers of Shares held by other stockholders cause me to beneficially or constructively own Shares in excess of the ownership limits in the Company’s charter?”
The first two bullet point sections under the subsection “What are the most significant conditions to the offer?” contained in the Summary Term Sheet are replaced in their entirety with the below:
•“any threatened or pending action, suit or proceeding by any third-party, including any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:
▪challenges or seeks to challenge, makes illegal, or delays or otherwise directly or indirectly restrains, prohibits or otherwise affects our making of the Offer, the acquisition by us of some or all of the Shares pursuant to the Offer or any other matter relating to the Offer, or seeks to obtain any material damages or otherwise relating to the transactions contemplated by the Offer;
▪in our reasonable judgment, could be expected to materially and adversely affect our business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), income, operations, results of operations or prospects, taken as a whole, or otherwise materially impair in any way our ability to purchase some or all of the Shares pursuant to the Offer; or
▪makes our purchase of, or payment for, some or all of the Shares pursuant to the Offer illegal, or otherwise restrict or prohibit consummation of the Offer;
•there has occurred any change in the general political, market, economic or financial conditions, domestically or internationally, that could reasonably be expected to materially and adversely affect our business or prospects or the benefits to us of the Offer, including, but not limited to, the following:
▪any general suspension of trading in securities on any U.S. national securities exchange or in the over-the-counter market;
▪the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;
▪the commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States, in each case which is reasonably likely to have a material adverse effect on the Company or on the Company’s ability to complete the Offer;
▪any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States; or
▪legislation amending the Internal Revenue Code of 1986, as amended (the “Code”), the effect of which, in our reasonable judgment, would be to materially change the tax consequences of the Offer in any manner that would reasonably be expected to materially and adversely affect us;”
The following text is inserted after the first sentence of the fourth paragraph of the Summary Term Sheet under subsection “What are the most significant conditions to the Offer?”:
“If an abovementioned offer condition is triggered while the Offer is pending, the Company will promptly notify its stockholders.”
The disclosure provided in the Summary Term Sheet under the subsection “What if purchasers of Shares held by other stockholders cause me to beneficially or constructively own Shares in excess of the ownership limits in the Company’s charter?” is replaced in its entirety by the following:
“Our charter generally provides that no person may beneficially or constructively own more than 9.8% (in value or number of shares, whichever is more restrictive) of our outstanding Shares or 9.8% in value of the aggregate of all outstanding shares of all classes and series of our stock. Constructive ownership refers to ownership of the Company’s stock of any class or series, including Common Stock or preferred stock, by a person, whether the interest in the Company’s stock is held directly or indirectly (including by a nominee), and includes interests that would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. If repurchases of Shares held by other stockholders were to cause a stockholder to beneficially or constructively own Shares in excess of such ownership limits, such excess Shares would be automatically transferred to a trust for the benefit of a charitable beneficiary unless such stockholder received a waiver (prospectively or retroactively) of such ownership limits from our board of directors. Such a transfer would be deemed effective as the close of business on the business day prior to our acceptance of Shares tendered in the Offer. The charitable trustee of any such trust shall be appointed by the Company and shall be a person unaffiliated with the Company and any affected owner of excess Shares. The Company shall also designate one or more nonprofit organizations to serve as the beneficiary(ies) of the charitable trust, provided that each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code. Neither the failure of the Company to designate a charitable beneficiary or to appoint a charitable trustee before the automatic transfer of any excess Shares shall make such transfer ineffective, provided that the Company thereafter makes such designation and appointment. The previous owner of any excess Shares so transferred to a charitable trust will not retain any element of control over such Shares, including the right to vote or the right to receive dividends or other distributions.
Stockholders should consider potential application of the ownership limits in our charter in deciding whether to tender their Shares. There is a risk that tenders by other stockholders could potentially result in non-tendering and other stockholders losing custody of their Shares due to the aforementioned ownership restrictions.”

4. Withdrawal Rights
The first paragraph appearing under the subheading “4. Withdrawal Rights” is replaced in its entirety by the following:
“Stockholders may withdraw Shares tendered at any time prior to 5:00 p.m., New York City Time, on the Expiration Date. We will not accept any Shares for payment prior to that time. Stockholders may also withdraw Shares tendered at any time after 5:00 p.m., New York City time, on August 12, 2024, the 40th business day following the commencement of the Offer, if their Shares have not been accepted for payment prior to that time.”

6. Conditions of the Offer
The first two bullet point sections under subheading “6. Conditions of the Offer” are replaced in their entirety with the below:
•any threatened or pending action, suit or proceeding by any third-party including any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:
▪challenges or seeks to challenge, makes illegal, or delays or otherwise directly or indirectly restrains, prohibits or otherwise affects our making of the Offer, the acquisition by us of some or all of the Shares pursuant to the Offer or any other matter relating to the Offer, or seeks to obtain any material damages or otherwise relating to the transactions contemplated by the Offer;
▪in our reasonable judgment, could be expected to materially and adversely affect our business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), income, operations, results of operations or prospects, taken as a whole, or otherwise materially impair in any way our ability to purchase some or all of the Shares tendered pursuant to the Offer; or
▪makes our purchase of, or payment for, some or all of the Shares tendered pursuant to the Offer illegal, or otherwise restrict or prohibit consummation of the Offer;
•there has occurred any change in the general political, market, economic or financial conditions, domestically or internationally, that could reasonably be expected to materially and adversely affect our business or prospects or the benefits to us of the Offer, including, but not limited to, the following:
▪any general suspension of trading in securities on any U.S. national securities exchange or in the over-the-counter market;
▪the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;
▪the commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States, in each case which is reasonably likely to have a material adverse effect on the Company or on the Company’s ability to complete the Offer;
▪any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States; or
▪legislation amending the Code, the effect of which, in our reasonable judgment, would be to materially change the tax consequences of the Offer in any manner that would reasonably be expected to materially and adversely affect us;”
The following text is inserted after the third sentence of the fourth paragraph appearing under the subheading “6. Conditions of the Offer”:
“If an abovementioned offer condition is triggered while the Offer is pending, we will promptly notify our stockholders.”

8. Certain Effects of the Offer
The following text is inserted after the third paragraph appearing under the subheading “8. Certain Effects of the Offer”:
“Due to the ownership restrictions set forth in our charter, there is a risk that tenders by other stockholders could potentially result in non-tendering or other stockholders losing custody of their Shares. See Summary Term Sheet – What if purchasers of Shares held by other stockholders cause me to beneficially or constructively own Shares in excess of the ownership limits in the Company’s charter?”

14. Certain Information About the Company
Footnote (10) under the subheading “14. Certain Information About the Company – Beneficial Ownership of Shares by Directors and Officers” is replaced in its entirety by the following:
“(10) Includes 25,752 Time-Based RCS of Class A common stock granted under the A&R Incentive Plan that had not vested as of June 3, 2024.”
The disclosure under the subheading “14. Certain Information About the Company – Recent Securities Transactions” is replaced in its entirety by the following:
“Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries, during the past sixty days, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries other than certain equity grants made by the Company to Christopher Flouhouse. On May 6, 2024, Mr. Flouhouse received 25,752 Time-Based RCS of Class A common stock in connection with his hiring, at a price of $29.92 per share.”

The fourth bullet point under the subheading “14. Certain Information About the Company – Incorporation by Reference” is replaced in its entirety by the following:
•Our Current Reports on Form 8-K filed on January 17, 2024, February 15, 2024, March 6, 2024, March 21, 2024, March 26, 2024, April 8, 2024, April 17, 2024, May 8, 2024, May 22, 2024, May 29, 2024, June 13, 2024 and June 26, 2024, and our Current Report on Form 8-K/A filed on April 9, 2024.

19. Miscellaneous
The first paragraph appearing under the subheading “19. Miscellaneous” is replaced in its entirety by the following:
“The Offer is not being made to, and tenders will not be accepted from, stockholders in any state where it would be illegal to do so, provided that we will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Exchange Act. We are not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of the applicable jurisdiction.”
ITEM 12.     EXHIBITS.
Item 12 and the Exhibit Index of the Schedule TO are hereby amended and supplemented by replacing Exhibit (a)(1)(A) with the following exhibit, which incorporates the aforementioned changes to the Offer to Purchase:
“(a)(1)(A) Offer to Purchase, dated June 13, 2024, as amended.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2024	Sila Realty Trust, Inc.

	By:	/s/ MICHAEL A. SETON
Michael A. Seton
President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)+	Offer to Purchase, dated June 13, 2024

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Important Instructions and Information, dated June 13, 2024

(a)(1)(D)*	Odd Lot Certification Form

(a)(1)(E)*	Form of Withdrawal Letter

(a)(1)(F)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 13, 2024

(a)(5)(A)*	Press Release issued June 13, 2024

(a)(5)(B)**	Shareholder Letter, dated June 13, 2024

(a)(5)(C)**	Frequently Asked Questions, dated June 13, 2024

(a)(5)(D)***	Excerpt from "Sila Realty Trust Goes to the NYSE", published in GlobeSt on June 20, 2024

(d)(1)
Employment Agreement, by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Operating Partnership II, LP, CV Manager, LLC and Michael A. Seton, dated as of July 28, 2020 (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-55435) filed on July 29, 2020, and incorporated herein by reference).

(d)(2)
Amendment to Employment Agreement made and entered into on June 21, 2022, by and between Sila Realty Trust, Inc., Sila Realty Operating Partnership, LP, Sila Realty Management Company, LLC and Michael A. Seton (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2022, and incorporated herein by reference).

(d)(3)
Employment Agreement, by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Operating Partnership II, LP, CV Manager, LLC and Kay C. Neely, dated as of July 28, 2020 (included as Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 000-55435) filed on July 29, 2020, and incorporated herein by reference).

(d)(4)
Amendment to Employment Agreement made and entered into on June 21, 2022, by and between Sila Realty Trust, Inc., Sila Realty Operating Partnership, LP, Sila Realty Management Company, LLC and Mary (“Kay”) C. Neely (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2022, and incorporated herein by reference).

(d)(5)	Form of Deferred Stock Award Agreement (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-55435) filed on January 8, 2021, and incorporated herein by reference).

(d)(6)
Form of First Amendment to Deferred Stock Award Agreement (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-55435) filed on September 10, 2021, and incorporated herein by reference).

(d)(7)
Carter Validus Mission Critical REIT II, Inc. Amended and Restated 2014 Restricted Share Plan, dated March 6, 2020 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on March 10, 2020, and incorporated herein by reference).

(107)*	Filing Fee Table

*    Previously filed on Schedule TO, as amended, dated June 13, 2024.
**    Previously filed on Schedule TO-I/A, dated June 13, 2024.
***    Previously filed on Schedule TO-I/A, dated June 20, 2024.
+    Filed herewith.